UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

*Press Release*

# 1

Gestão, Elaboração e
Divulgação de Relatórios
de Análise Econômica
Financeira e Demonstrações
Contábeis Consolidadas
da Organização Bradesco

ISO 9001

Press Release

Highlights

The main figures of Bradesco in 2012 are presented below:

1.      Adjusted Net Income(1) in 2012 stood at R$11.523 billion (a 2.9% increase compared to the R$11.198 billion recorded in the same period last year), corresponding to earnings per share of R$3.02 and Return on Average Shareholders’ Equity(2) of 19.2%.

2.      Adjusted Net Income is composed of R$7.936 billion from financial activities, representing 68.9% of the total, and R$3.587 billion from insurance, pension plan and capitalization bond operations, which accounted for 31.1%.

3.      On December 31, 2012, Bradesco’s market capitalization stood at R$131.908 billion(3), up 23.3% over 2011.

4.      Total Assets stood at R$879.092 billion in December 2012, a 15.4% increase over 2011. Return on Total Average Assets was 1.4%.

5.      The Expanded Loan Portfolio(4) stood at R$385.529 billion in December 2012, up 11.5% during the same period in 2011. Operations with individuals totaled R$117.540 billion (up 8.2% from December 2011), while operations with companies totaled R$267,989 billion (up 13.1% from December 2011).

6.      Assets under Management stood at R$1.225 trillion, varying 20.1% from December 2011.

7.      Shareholders’ Equity stood at R$70.047 billion in December 2012, up 26.0% from December 2011. Capital Adequacy Ratio stood at 16.1% in December 2012, 11.0% of which fell under Tier I Capital.

8.      Interest on Shareholders’ Equity and Dividends were paid and recorded in provision to shareholders at the amount of R$3.895 billion from 2012 profit, of which R$1.574 billion was paid as monthly and interim dividends and R$2.321 billion was recorded in provision.

9.      Financial Margin stood at R$43.793 billion, up 11.4% in comparison with 2011.

10.    The Delinquency Ratio over 90 days stood at 4.1% on December 31, 2012 (3.9% on December 31, 2011).

11.    The Efficiency Ratio(5) improved by 1.5 p.p. (from 43.0% in December 2011 to 41.5% in December 2012), whereas the “adjusted-to-risk” ratio stood at 52.7% (53.0% in December 2011).

12.    Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$44.308 billion in 2012, up 17.7% over 2011. Technical Reserves stood at R$124.217 billion, up 19.8% from December 2011.

13.    Investments in infrastructure, information technology and telecommunications amounted to R$4.408 billion in 2012.

14.    Taxes and contributions, including social security, paid or recorded in provision, amounted to R$22.401 billion, of which R$9.645 billion referred to taxes withheld and collected from third parties and R$12.756 billion from Bradesco Organization activities, equivalent  to 110.7% of Adjusted Net Income (1).

15.    Bradesco has an extensive customer service network in Brazil, comprising 8,467 Service Points, with 4,686 branches and 3,781 Service Branches - PAs. Customers can also use 1,456 PAEs - ATMs (Automatic Teller Machines) in companies, 43,053 Bradesco Expresso service points, 34,859 Bradesco Dia & Noite ATMs and 12,975 Banco24Horas ATMs.

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) R$134.257 billion considering the closing price of preferred shares (most traded share); (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

4	Report on Economic and Financial Analysis – December 2012

Press Release

Highlights

16.    Payroll, plus charges and benefits, totaled R$10.373 billion. Social benefits provided to the 103,385 employees of the Bradesco Organization and their dependents amounted to R$2.523 billion, while investments in training and development programs totaled R$132.596 million.

17.    On November 14, Bradesco common shares were selected to compose the MSCI Brazil Index, based on which several investment decisions are made, as of December 2012.

18.    On November 30, Bradesco was once again included in the BM&FBOVESPA’s Corporate Sustainability Index (ISE), reflecting the returns of a grouping composed of the shares of companies characterized by the best performances in all of the dimensions measuring corporate sustainability.

19.    Bradesco is the first and only Brazilian bank authorized by the Central Bank to use its own internally-developed market risk management models to calculate regulatory capital as of January 2013.

20.    Major Awards and Acknowledgments in the period:

•       Bradesco stood out with the best market value x shareholders’ equity ratio at the end of 2012 among the publicly-held banks in Latin America and United States (Economatica);

•       Bradesco was elected the best Bank in Brazil and Latin America  (Latin Finance);

•       Bradesco was considered the best Brazilian Bank in the 2012 The Bank Awards edition (The Banker magazine);

•       Bradesco was considered the largest Brazilian private group by Valor Grandes Grupos ranking, which lists the 200 largest groups operating in the country. It also placed first among the 20 largest financial institutions ranking (Valor Econômico and Valor Data newspapers);

•       Bradesco was highlighted in the Best at People Management survey in the special publication Valor Carreira (Valor  Econômico newspaper, with technical support of Aon Hewitt; and

•       The Folha Top of Mind award was granted to Bradesco and Bradesco Seguros (the latter for the 11th consecutive year) in Top Finances and Insurance categories, respectively (Folha de S.Paulo newspaper).

21.    With regards to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and product offerings; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 56-year history of extensive social and educational work, with 40 schools in Brazil. In 2012, it benefited 111,512 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income. The nearly 47 thousand students in Basic Education are guaranteed free, quality education, uniforms, school supplies, meals and medical and dental assistance. Fundação Bradesco also aided another 365,430 students through its distance learning programs, found at its e-learning portal “Virtual School.” These students completed at least one of the many courses offered by the Virtual School. Furthermore, another 118,595 people benefited from projects and actions in partnerships with Digital Inclusion Centers (CIDs), the Educa+Ação Program and Technology courses (Educar e Aprender– Educate and Learn). To meet its social commitments, Fundação Bradesco invested R$374.213 million in 2012 in its educational activities. A R$460.961 million investment is expected for 2013.

Bradesco	5

Press Release

Main Information

	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	Variation %
									4Q12 x 3Q12	4Q12 x 4Q11
Income Statement for the Period - R$ million
Book Net Income	2,893	2,862	2,833	2,793	2,726	2,815	2,785	2,702	1.1	6.1
Adjusted Net Income	2,918	2,893	2,867	2,845	2,771	2,864	2,825	2,738	0.9	5.3
Total Financial Margin	11,109	10,955	11,034	10,695	10,258	10,230	9,471	9,362	1.4	8.3
Gross Loan Financial Margin	7,527	7,460	7,362	7,181	7,162	6,928	6,548	6,180	0.9	5.1
Net Loan Financial Margin	4,317	4,157	3,955	4,087	4,501	4,149	4,111	3,820	3.8	(4.1)
Allowance for Loan Losses (ALL) Expenses	(3,210)	(3,303)	(3,407)	(3,094)	(2,661)	(2,779)	(2,437)	(2,360)	(2.8)	20.6
Fee and Commission Income	4,675	4,438	4,281	4,118	4,086	3,876	3,751	3,510	5.3	14.4
Administrative and Personnel Expenses	(6,897)	(6,684)	(6,488)	(6,279)	(6,822)	(6,285)	(5,784)	(5,576)	3.2	1.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13,216	10,104	11,570	9,418	11,138	9,025	9,628	7,845	30.8	18.7
Balance Sheet - R$ million
Total Assets	879,092	856,288	830,520	789,550	761,533	722,289	689,307	675,387	2.7	15.4
Securities	315,487	319,537	322,507	294,959	265,723	244,622	231,425	217,482	(1.3)	18.7
Loan Operations (1)	385,529	371,674	364,963	350,831	345,724	332,335	319,802	306,120	3.7	11.5
- Individuals	117,540	114,536	112,235	109,651	108,671	105,389	102,915	100,200	2.6	8.2
- Corporate	267,989	257,138	252,728	241,181	237,053	226,946	216,887	205,920	4.2	13.1
Allowance for Loan Losses (ALL)	(21,299)	(20,915)	(20,682)	(20,117)	(19,540)	(19,091)	(17,365)	(16,740)	1.8	9.0
Total Deposits	211,858	212,869	217,070	213,877	217,424	224,664	213,561	203,822	(0.5)	(2.6)
Technical Reserves	124,217	117,807	111,789	106,953	103,653	97,099	93,938	89,980	5.4	19.8
Shareholders' Equity	70,047	66,047	63,920	58,060	55,582	53,742	52,843	51,297	6.1	26.0
Assets under Management	1,225,228	1,172,008	1,130,504	1,087,270	1,019,790	973,194	933,960	919,007	4.5	20.1
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (2)	3.02	2.98	2.97	2.96	2.93	2.91	2.82	2.72	1.3	3.1
Book Value per Common and Preferred Share - R$	18.35	17,30	16.74	15.21	14.56	14.08	13.82	13.42	6.1	26.0
Annualized Return on Average Shareholders' Equity (3) (4)	19.2	19.9	20.6	21.4	21.3	22.4	23.2	24.2	(0.7) p.p.	(2.1) p.p.
Annualized Return on Average Assets (4)	1.4	1.4	1.4	1.5	1.6	1.7	1.7	1.7	-	(0.2) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.6	7.6	7.9	7.9	7.8	8.0	7.8	8.2	-	(0.2) p.p.
Fixed Assets Ratio - Total Consolidated	16.9	19.0	18.2	19.9	21.0	16.7	17.3	17.4	(2.1) p.p.	(4.1) p.p.
Combined Ratio - Insurance (5)	86.6	86.5	85.0	85.6	83.6	86.2	85.8	86.1	0.1 p.p.	3.0 p.p.
Efficiency Ratio (ER) (2)	41.5	42.1	42.4	42.7	43.0	42.7	42.7	42.7	(0.6) p.p.	(1.5) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (2)	66.5	64.4	63.2	62.9	62.2	62.7	63.5	63.6	2.1 p.p.	4.3 p.p.
Market Capitalization - R$ million (6)	131,908	113,102	104,869	113,021	106,971	96,682	111,770	117,027	16.6	23.3
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	7.3	7.4	7.4	7.5	7.3	7.3	6.9	7.0	(0.1) p.p.	-
Non-Performing Loans (>60 days (8) / Loan Portfolio)	5.0	5.1	5.1	5.1	4.8	4.6	4.5	4.4	(0.1) p.p.	0.2 p.p.
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	4.1	4.1	4.2	4.1	3.9	3.8	3.7	3.6	-	0.2 p.p.
Coverage Ratio (> 90 days (8))	178.2	179.0	177.4	181.7	184.4	194.0	189.3	193.6	(0.8) p.p.	(6.2) p.p.
Coverage Ratio (> 60 days (8))	147.3	144.8	144.0	146.6	151.8	159.6	154.0	159.1	2.5 p.p.	(4.5) p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	16.1	16.0	17.0	15.0	15.1	14.7	14.7	15.0	0.1 p.p.	1.0 p.p.
- Tier I	11.0	11.3	11.8	12.0	12.4	12.2	12.9	13.4	(0.3) p.p.	(1.4) p.p.
- Tier II	5.1	4.7	5.2	3.0	2.7	2.5	1.8	1.6	0.4 p.p.	2.4 p.p.

6	Report on Economic and Financial Analysis – December 2012

Press Release

Main Information

	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Variation %
									Dec12 x Sept12	Dec12 x Dec11
Structural Information - Units
Service Points	68,917	67,225	65,370	62,759	59,721	55,832	53,256	50,977	2.5	15.4
- Branches	4,686	4,665	4,650	4,636	4,634	3,945	3,676	3,651	0.5	1.1
- PAs (9)	3,781	3,774	3,243	2,986	2,962	2,990	2,982	2,978	0.2	27.7
- PAEs (9)	1,456	1,456	1,476	1,497	1,477	1,589	1,587	1,588	-	(1.4)
- Outplaced Bradesco Network ATMs (10)	3,809	3,954	3,992	3,974	3,913	3,953	3,962	3,921	(3.7)	(2.7)
- Banco24Horas Network ATMs (10)	10,818	10,464	10,459	10,583	10,753	10,815	10,856	10,326	3.4	0.6
- Bradesco Expresso (Correspondent Banks)	43,053	41,713	40,476	38,065	34,839	31,372	29,263	27,649	3.2	23.6
- Bradesco Promotora de Vendas	1,301	1,186	1,061	1,005	1,131	1,157	919	853	9.7	15.0
- Branches / Subsidiaries Abroad	13	13	13	13	12	11	11	11	-	8.3
ATMs	47,834	47,542	47,484	47,330	46,971	45,596	45,103	44,263	0.6	1.8
- Bradesco Network	34,859	35,128	35,226	35,007	34,516	33,217	32,714	32,514	(0.8)	1.0
- Banco24Horas Network	12,975	12,414	12,258	12,323	12,455	12,379	12,389	11,749	4.5	4.2
Credit Cards - in million (11)	93,1	93,0	95,3	93,8	91,4	90,1	89,0	87,4	0.1	1.9
Employees	103,385	104,100	104,531	105,102	104,684	101,334	98,317	96,749	(0.7)	(1.2)
Outsourced Employees and Interns	12,939	13,013	12,661	12,659	11,699	10,731	10,563	10,321	(0.6)	10.6
Customers - in millions
Checking accounts	25.7	25.6	25.6	25.4	25.1	24.7	24.0	23.5	0.4	2.4
Savings Accounts (12)	48.6	48.3	45.2	41.3	43.4	40.6	39.7	39.4	0.6	12.0
Insurance Group	43.1	42.4	41.9	40.8	40.3	39.4	38.0	37.0	1.7	6.9
- Policyholders	37.3	36.7	36.3	35.4	35.0	34.3	33.0	32.1	1.6	6.6
- Pension Plan Participants	2.3	2.3	2.2	2.2	2.2	2.1	2.1	2.1	-	4.5
- Capitalization Bond Customers	3.5	3.4	3.4	3.2	3.1	3.0	2.9	2.8	2.9	12.9
Bradesco Financiamentos	3.7	3.7	3.8	3.8	3.8	4.0	4.2	4.5	-	(2.6)

(1)     Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)     In the last 12 months;

(3)     Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(4)     Adjusted net income for the period;

(5)     Excludes additional reserves;

(6)     Number of shares (excluding treasury shares) multiplied by the closing price of common and preferred shares on the period’s last trading day;

(7)     As defined by the Brazilian Central Bank (Bacen);

(8)     Credits overdue;

(9)     PA (Service Branch): a result from the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution 4,072/12; and PAE: ATM located in the premises of a company;

(10)   Including overlapping ATMs within the Bank’s own network and the Banco24Horas  network: 1,964 in December 2012; 2,039 in September 2012; 2,059 in June 2012; 2,050 in March 2012; 2,019 in December 2011; 2,040 in September 2011; 2,045 in June 2011; and 2,024 in March 2011;

(11)   The decreased credit card base in 3Q12 is due to the exclusion of idle cards; and

(12)   Number of accounts.

Bradesco	7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency				Domestic
a -	2	Long Term	Short Term	Long Term		Short Term		Long Term	Short Term
		A -	F1	BBB +		F2		AAA (bra)	F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale		International Scale
C - / baa1	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	A3	P - 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB	A - 2	BBB	A - 2	brAAA	brA - 1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

	R$ million
	12M12	12M11	4Q12	3Q12
Book Net Income	11,381	11,028	2,893	2,862

Non-Recurring Events	142	170	25	31
- Earnings from Extended Securities Terms	(2,282)	-	(166)	(2,116)
- Recording of Tax Credits - BERJ	(1,389)	-	(1,389)	-
- Gains from Sale of Serasa Shares	(793)	-	(793)	-
- Additional Technical Reserve due to Real Interest Rate Reduction	2,116	-	-	2,116
- Impairment of Assets(1)	1,470	157	1,470	-
- Full Goodwill Amortization - BERJ	1,156	-	1,156	-
- Reversal of Provision for Tax Risks	-	(2,126)	-	-
- Additional ALL	-	1,006	-	-
- Labor Provision	-	501	-	-
- Other (2)	232	512	37	52
- Tax Effects	(368)	120	(290)	(21)
Adjusted Net Income	11,523	11,198	2,918	2,893

ROAE % (3)	19.0	21.0	19.7	20.2

ADJUSTED ROAE % (3)	19.2	21.3	19.9	20.4

(1)    2012 and 4Q12 refer mainly to the impairment of: (i) Intangible Assets – Acquisition of Rights to Provide Banking Services, amounting to R$527 million, as a result of the expected return revaluation of said rights; and (ii) Securities – Shares, classified as Available for Sale, amounting to R$890 million, due to the adaptation of past share value to its fair value; and in 2011, to the impairment of Intangible Assets - Acquisition of Right to Provide Banking Services, amounting to R$157 million;

(2)    2011 includes: (i) other operating provisions, basically civil provisions, in the amount of R$570 million; and (ii) partial sale of Ibi Promotora, for R$58 million. 3Q12 includes: civil provisions amounting to R$52 million. 4Q12 and 2012 include basically:
(i) other operating provisions, net of reversals, basically civil provisions, in the amount of R$36 million and R$231 million, respectively; and

       (3)  Annualized.

8	Report on Economic and Financial Analysis – December 2012

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

	R$ million
	Adjusted Income Statement
			Variation				Variation
	12M12	12M11	12M12 x 12M11		4Q12	3Q12	4Q12 x 3Q12
			Amount	%			Amount	%
Financial Margin	43,793	39,321	4,472	11.4	11,109	10,955	154	1.4
- Interest	42,021	37,670	4,351	11.6	10,678	10,603	75	0.7
- Non-interest	1,772	1,651	121	7.3	431	352	79	22.4
ALL	(13,014)	(10,237)	(2,777)	27.1	(3,210)	(3,303)	93	(2.8)
Gross Income from Financial Intermediation	30,779	29,084	1,695	5.8	7,899	7,652	247	3.2
Income from Insurance, Pension Plans and Capitalization Bonds (1)	3,814	3,370	444	13.2	955	1,029	(74)	(7.2)
Fee and Commission Income	17,512	15,223	2,289	15.0	4,675	4,438	237	5.3
Personnel Expenses	(12,186)	(11,061)	(1,125)	10.2	(3,142)	(3,119)	(23)	0.7
Other Administrative Expenses	(14,162)	(13,406)	(756)	5.6	(3,755)	(3,565)	(190)	5.3
Tax Expenses	(4,139)	(3,664)	(475)	13.0	(1,098)	(1,038)	(60)	5.8
Equity in the Earnings (Losses) of Unconsolidated Companies	148	144	4	2.8	45	45	-	-
Other Operating Income/ (Expenses)	(4,214)	(3,401)	(813)	23.9	(1,130)	(1,054)	(76)	7.2
Operating Result	17,552	16,289	1,263	7.8	4,449	4,388	61	1.4
Non-Operating Result	(89)	3	(92)	-	(29)	(20)	(9)	45.0
Income Tax / Social Contribution	(5,872)	(4,954)	(918)	18.5	(1,488)	(1,455)	(33)	2.3
Non-controlling Interest	(68)	(140)	72	(51.4)	(14)	(20)	6	(30.0)
Adjusted Net Income	11,523	11,198	325	2.9	2,918	2,893	25	0.9

(1)  Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco	9

Press Release

Summarized Analysis of Adjusted Income

Adjusted Net income and Profitability

In the fourth quarter of 2012, Bradesco posted adjusted net income of R$2,918 million, up 0.9%, or R$25 million, on the previous quarter, mainly driven by: (i) greater fee and commission income arising from the increase in business volume, (ii) greater financial margin income, due to increased revenues from interest and non-interest installments; (iii) lower allowance for loan loss expenses; partially offset by: (iv) greater personnel and administrative expenses; and (v) increase of other operating expenses (net of other operating revenues).

In the year-over-year comparison, adjusted net income increased by R$325 million, or 2.9%, in 2012, for Return on Average Shareholders’ Equity (ROAE) of 19.2%.

Shareholders’ Equity stood at R$70,047 million in December 2012, up 26.0% over the same period of 2011. This increase is partially due to the surplus value of some securities reclassified from Held to Maturity to Available for Sale for adoption of CPCs 38 and 40 by the Insurance Group. The Capital Adequacy Ratio stood at 16.1%, 11.0% of which fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$879,092 million in December 2012, up 15.4% over December 2011, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) remained stable at 1.4%.

10	Report on Economic and Financial Analysis – December 2012

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The Efficiency Ratio in the last 12 months(1)improved by 0.6 p.p. for the fourth consecutive quarter, reaching 41.5% in the fourth quarter of 2012, the lowest recorded in the last ten quarters. The improvement was mainly driven by: (i) the growth in financial margin; and (ii) the increase in fee and commission income, which was mainly due to an increase in average business volume, resulting from investments in accelerated organic growth, which began in the second half of 2011, combined with the ongoing cost control efforts, the Efficiency Committee actions and investments in IT.

Quarterly ER was up 2.6 p.p. over the same period in the previous year, as a result of: (i) the control of administrative and personnel expenses, which remained virtually stable despite the strong organic growth recorded in the period; and (ii) greater fee and commission income and financial margin income, up by 14.4% and 8.3%, respectively.

The “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(2), reached 52.7% in the fourth quarter of 2012, a 0.4 p.p. increase over the previous quarter, mainly due to the abovementioned events and the delinquency ratio trend in the last quarter.

(1) ER = (Personnel Expenses - Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income - Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our ER in the fourth quarter of 2012 would be 44.6%; and
(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

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Press Release

Summarized Analysis of Adjusted Income

Financial Margin

The R$154 million increase between the fourth quarter of 2012 and the third quarter of 2012 was mainly due to:

•    greater gains from the non-interest margin, in the amount of R$79 million, mainly due to higher gains from treasury/security margin; and

•    a R$75 million increase in interest-earning operations, mainly due to higher gains from (i) “Insurance” and (ii) “Loan” margins.

Financial margin posted a R$4,472 million improvement between 2012 and 2011, for growth of 11.4%, mainly driven by:

•    a R$4,351 million increase in income from interest-earning operations due to an increase in business volume, mainly from:
(i) “Loans;” and (ii) “Securities/Other;” and

•    greater income from the non-interest margin, in the amount of R$121 million, due to higher “Insurance” gains.

12	Report on Economic and Financial Analysis – December 2012

Press Release

Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

	R$ million
	12M12			12M11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	29,530	284,173	10.4%	26,818	254,812	10.5%
Funding	4,225	333,483	1.3%	4,562	301,122	1.5%
Insurance	3,183	113,304	2.8%	3,388	94,561	3.6%
Securities/Other	5,083	293,294	1.7%	2,902	234,205	1.2%
0
Financial Margin	42,021	-	7.2%	37,670	-	7.4%

	4Q12			3Q12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,527	294,694	10.6%	7,460	287,987	10.8%
Funding	997	333,304	1.2%	1,019	332,488	1.2%
Insurance	912	121,638	3.0%	694	115,647	2.4%
Securities/Other	1,242	307,457	1.6%	1,430	298,905	1.9%

Financial Margin	10,678	-	7.3%	10,603	-	7.4%

The annualized interest financial margin rate stood at 7.3% in the fourth quarter of 2012, down 0.1 p.p. on the previous quarter, mainly due to: (i) the reduction in the average “Loan” margin rate, which was impacted by the decrease in interest rates in effect, together with the change in the mix of the loan portfolio; and (ii) the increased average “Insurance” margin rate, as a result of the lower quarter-on-quarter IGP-M rate, which resulted in lower expenses with the adjustment for inflation of part of the technical reserves.

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Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In December 2012, Bradesco’s loan portfolio totaled R$385.5 billion, which was up 3.7% in the quarter, due to: (i) a 4.6% growth in Corporations; (ii) a 3.7% growth in Small and Medium-sized Entities (SMEs); and (iii) a 2.6% growth in Individuals.

In 2012, the loan portfolio increased 11.5%, driven by: (i) 15.0% growth in Corporations; (ii) 10.6% growth in SMEs; and (iii) 8.2% growth in Individuals.

To the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing – corporate plan; and (ii) operations bearing credit risk – commercial portfolio. In the Individual segment, the main highlights were: (i) real estate financing; and (ii) payroll-deductible loans.

(1)   Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

In the fourth quarter of 2012, ALL expenses stood at R$3,210 million, down 2.8% from the previous quarter, even considering the 2.3% growth in the loan portfolio – as defined by Bacen in the period.

In the year-over-year comparison, ALL expenses came to R$13,014 million, a 27.1% increase, mainly due to: (i) an 8.3% growth in loan operations - as defined by Bacen; and (ii) delinquency ratio trends in the period.

(1) Includes the recognition of exceeding ALL in the total amount of R$1.0 billion.

14	Report on Economic and Financial Analysis – December 2012

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days(1)

The delinquency ratio over 90 days remained stable in the quarter, as a result of the delinquency trends in Individuals, offset by the change in the loan portfolio mix. It is worth highlighting SMEs and Corporations’ slight decrease in delinquency ratio.

(1) As defined by Bacen.

Coverage Ratios(1)

The following graph presents the changes in coverage ratio of the ALL for loans overdue for more than 60 and 90 days. In December 2012, these ratios stood at 147.3% and 178.2%, respectively, pointing to a comfortable level of provisioning.

The ALL, totaling R$21.3 billion in December 2012, was made up of: (i) R$17.3 billion required by Bacen; and (ii) R$4.0 billion in excess provisions.

(1) As defined by Bacen

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Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the fourth quarter of 2012 stood at R$964 million (R$837 million in the third quarter of 2012), growing 15.2% from the previous quarter, and with an annualized Return on Shareholders’ Equity of 28.9%.

Net income for 2012 totaled R$3.587 billion, up 12.1% year on year (R$3.201 billion), with a 24.4% Return on Shareholders’ Equity.

(1)    Excluding additional provisions.

	R$ million (unless otherwise stated)
	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	Variation %
									4Q12 x 3Q12	4Q12 x 4Q11
Net Income	964	837	881	905	860	780	800	761	15,2	12,1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13.216	10.104	11.570	9.418	11.138	9.025	9.628	7.845	30,8	18,7
Technical Reserves	124.217	117.807	111.789	106.953	103.653	97.099	93.938	89.980	5,4	19,8
Financial Assets	141.540	133.738	128.526	122.147	116.774	110.502	106.202	102.316	5,8	21,2
Claims Ratio	70,5	70,4	71,3	71,9	68,6	71,5	72,2	72,0	0,1 p.p.	1,9 p.p.
Combined Ratio	86,6	86,5	85,0	85,6	83,6	86,2	85,8	86,1	0,1 p.p.	3,0 p.p.
Policyholders / Participants and Customers (in thousands)	43.065	42.363	41.898	40.785	40.304	39.434	37.972	37.012	1,7	6,9
Employees	7.554	7.545	7.478	7.574	7.608	7.571	7.594	7.544	0,1	(0,7)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (1)	24,7	24,3	24,8	23,4	25,6	24,9	25,0	23,2	0,4 p.p.	(0,9) p.p.

(1) The fourth quarter of 2012 includes the latest data released by Susep (November/12).
Note: For comparison purposes, it excludes the effects of non-recurring events.

16	Report on Economic and Financial Analysis – December 2012

Press Release

Summarized Analysis of Adjusted Income

In the fourth quarter of 2012, the total revenue posted a 30.8% increase over the previous quarter, with highlight to the “Life and Pension Plan” segment, which was boosted by the higher concentration of private pension plan contributions in the period.

Net income for the fourth quarter of 2012 was up 15.2% over the previous quarter, mainly due to: (i) the 30.8% increase in revenue; (ii) the improved financial and equity income; (iii) the maintenance of claims ratio at the same levels of the previous quarter; and (iv) the increase in the administrative efficiency ratio.

Year on year, quarterly net income was up 12.1%, due to: (i) the 18.7% increase in revenue; (ii) the improved financial and equity income; and partially offset by: (iii) the 1.9 p.p. increase in claims ratio; and (iv) higher selling costs by
0.5 p.p.

In 2012, total revenue increased by 17.7% over 2011, which was driven by the performance of all segments, that posted an over two-digit growth in the period.

Net income for 2012 was up 12.1% over that of the previous year, due to: (i) a 17.7% increase in revenue; (ii) the focus on more profitable products; (iii) the maintenance of claims ratio at the same levels of the previous quarter;
(iv) improved equity income; and (v) lower general and administrative expenses, despite the sector’s collective bargaining agreement in January 2012.

With regards to solvency, Grupo Bradesco de Seguros e Previdência complies with Susep and ANS rules, also complying with global standards (Solvency II), with a leverage of 2.2 times its Shareholders’ Equity in the period.

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Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the fourth quarter of 2012, fee and commission income came to R$4,675 million, up R$237 million, or 5.3%, over the previous quarter, due to the increase in business volume.This result was due to: (i) an increase in income from cards; (ii) greater gains from capital market operations (underwriting / financial advisory); (iii) an increase in income from checking accounts; and partially offset by lower income from: (iv) loan operations; and (v) fund management.

In the year-over-year comparison, the increase of R$2,289 million, or 15.0%, in fee and commission income was mainly due to: (i) the performanceof the credit card segment, driven by the growth in credit card base, revenue and transactions; (ii) higher income from checking accounts, which was a result of a better business volume and an increase in the checking account holder base, which posted net growth of 583 thousand accounts in the period; (iii) greater income from fund management, whose volume of assets and portfolios under management increased by 31.7% in the period; (iv) greater gains from capital market operations (underwriting / financial advisory); (v) greater income from collections; and (vi) greater income from loan operations, resulting from an increase in volume of contracted operations and surety and guarantee operations.

18	Report on Economic and Financial Analysis – December 2012

Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the fourth quarter of 2012, the R$23 million increase from the previous quarter was mainly composed of the variation in structural expenses, due to greater expenses with salaries, social charges and benefits, as a result of the raise in salary levels, as determined by the 2012 collective bargaining agreement.

In the year-over-year comparison, the R$1,125 million increase is mainly due to the variation in structural expenses, resulting from increased expenses with salaries, social charges and benefits, due to: (i) raise in salary levels, as per 2011 and 2012 collective bargaining agreements; and (ii) net increase in number of employees in the second half of 2011, as a result of organic growth.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

          Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment      Contracts.

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Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the fourth quarter of 2012, the 5.3% increase in administrative expenses from the previous quarter was mainly a result of greater expenses with: (i) marketing and advertising, due to higher investments in actions targeting institutional positioning maintenance and support to offer loan products (real estate, vehicles, personal loan); and (ii) increase in business and service volume in the quarter.

In the year-over-year comparison, the 5.6% increase was mainly due to: (i) the increase in business and services volume in the period; (ii) contractual adjustments; and (iii) organic growth as of the second half of 2011, with the opening of 9,196 service points, mainly the increase to 8,214 Bradesco Expresso points, for a total of 68,917 service points on December 31, 2012; which was partially offset by lower expenses with: (iv) outsourced services; and (v) marketing and advertising.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$1,130 million in the fourth quarter of 2012, up R$76 million over the previous quarter, and R$813 million in comparison with 2011.

Compared with the same quarter last year and the previous quarter, the increase in other operating expenses, net of other operating income, was mainly the result of greater expenses with: (i) operating provisions, particularly those for tax and civil contingencies; (ii) sundry losses; and (iii) amortization of intangible assets due to acquisition of banking rights.

20	Report on Economic and Financial Analysis – December 2012

Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

In the quarter-on-quarter comparison, income tax and social contribution expenses had a slight increase of 2.3% in comparison with the previous quarter, mainly due to the fact that the taxable result increased in the period.

In the year-over-year comparison, the increase in these expenses is mainly the result of: (i) greater taxable result in the period; and (ii) the termination of tax credits resulting from the increase in the social contribution rate from 9% to 15% in the first quarter of 2011

Unrealized Gains

Unrealized gains totaled R$24,880 million in the fourth quarter of 2012, a R$3,784 million increase from the previous quarter. This was mainly due to the appreciation of fixed-income securities due to mark-to-market accounting.

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Economic Scenario

The fourth quarter of 2012 is considered to have marked the beginning of the global economic recovery, with the resumption of albeit modest growth following the lower development between July and September. At the beginning of 2013, the risk of an imminent recession in the United States was averted thanks to the Congressional agreement over the so-called fiscal cliff. However, the structural issues relating to public spending were not addressed, but put on hold for a few months, in an increasingly polarized political climate. The eurozone is showing signs of stabilization, given that the risk of a collapse has subsided and Germany’s position vis-à-vis the peripheral nations has softened somewhat, and the same can be said for China, which is undergoing a smooth political transition and focusing economic growth more on the domestic market.

The risks to the global economy remain asymmetrically negative, but are manageable and currently regarded as being milder than those affecting most of 2012. Consequently, the prospects for the external aspects of Brazil’s economy are favorable, whether from the point of view of trade, the absence of inflationary pressure, or abrupt reductions in international liquidity in the coming months.

The Brazilian economy also continues to recover at a modest pace, but it is already clear that the second half of 2012 was better than the first, thanks to the multiple stimulus measures introduced by means of various economic policy channels and instruments. The results of these stimuli are expected to become even more apparent in the coming quarters, resulting in greater economic growth in 2013 than estimated for 2012. In addition, certain atypical factors that affected the last few quarters are expected to dissipate, including the change in truck emission standards (and the resulting impact on production and sales), crop failures in certain regions of the country, and the inventory adjustment in the residential real estate sector, as well as the increasing and often immeasurable chance of disruptions in the international economy, which jeopardized the decisions of the economic agents, particularly in regard to investments. None of these factors are expected to be present in 2013, which should help the stimulus measures to achieve their maximum effectiveness.

The return to normal industrial and retail inventories in 2013 should permit the resumption of industrial production, against a backdrop of strong growth in family consumption, fueled by the expansion of jobs and income. The excellent domestic agricultural and livestock prospects are also worth emphasizing, as is their positive impact on the economies of small and medium-sized cities.

Brazil continues to make institutional progress, exemplified by the recent adoption of new policies addressing structural issues, such as infrastructure and reducing production costs. In the coming years, pre-salt exploration and the hosting of major sports events represent a privileged set of opportunities that are only available to a select group of nations. Given all these favorable prospects, it is vital to maintain the kind of healthy macroeconomic policies whose implementation over the past two decades has resulted in increased growth and a more equitable income distribution.

Bradesco is maintaining its positive long-term outlook for the country. With interest rates at an all-time low, the volume of credit is growing at rates that are both sustainable and risk-compatible, a factor that has set the national financial system apart from those in several other countries in the last few years. As a result of the intense and ongoing upward social mobility Brazil is experiencing – which despite creating challenges for producers and service providers, broadens the consumer base and increases business scale – the prospects for the banking and insurance sectors remain highly favorable.

22	Report on Economic and Financial Analysis – December 2012

Press Release

Main Economic Indicators

Main Indicators (%)	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	12M12	12M11
Interbank Deposit Certificate (CDI)	1.70	1.91	2.09	2.45	2.67	3.01	2.80	2.64	8.40	11.60
Ibovespa	3.00	8.87	(15.74)	13.67	8.47	(16.15)	(9.01)	(1.04)	7.40	(18.11)
USD – Commercial Rate	0.64	0.46	10.93	(2.86)	1.15	18.79	(4.15)	(2.25)	8.94	12.58
General Price Index - Market (IGP-M)	0.68	3.79	2.56	0.62	0.91	0.97	0.70	2.43	7.83	5.10
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	1.99	1.42	1.08	1.22	1.46	1.06	1.40	2.44	5.84	6.50
Federal Government Long-Term Interest Rate (TJLP)	1.36	1.36	1.48	1.48	1.48	1.48	1.48	1.48	5.79	6.04
Reference Interest Rate (TR)	-	0.03	0.07	0.19	0.22	0.43	0.31	0.25	0.29	1.21
Savings Account (Old Rule) (1)	1.51	1.53	1.58	1.70	1.73	1.95	1.82	1.76	6.48	7.45
Savings Account (New Rule) (1)	1.26	1.40	-	-	-	-	-	-	3.17	-
Business Days (number)	62	64	62	63	62	65	62	62	251	251
Indicators (Closing Rate)	Dec12	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Dec12	Dec11
USD – Commercial Selling Rate - (R$)	2.0435	2.0306	2.0213	1.8221	1.8758	1.8544	1.5611	1.6287	2.0435	1.8758
Euro - (R$)	2.6954	2.6109	2.5606	2.4300	2.4342	2.4938	2.2667	2.3129	2.6954	2.4342
Country Risk (points)	142	166	208	177	223	275	148	173	142	223
Basic Selic Rate Copom (% p.a.)	7.25	7.50	8.50	9.75	11.00	12.00	12.25	11.75	7.25	11.00
BM&F Fixed Rate (% p.a.)	7.14	7.48	7.57	8.96	10.04	10.39	12.65	12.28	7.14	10.04

(1)  Regarding the new savings account remuneration rule, it was defined that: (i) the existing deposits up to May 3, 2012 will continue to remunerate at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are:
(a) if the Selic rate is higher than 8.5% p.a., the TR + interest of 6.17% p.a. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Projections through 2015

%	2013	2014	2015
USD - Commercial Rate (year-end) - R$	2.10	2.15	2.23
Extended Consumer Price Index (IPCA)	5.40	5.20	5.00
General Price Index - Market (IGP-M)	5.00	4.50	4.50
Selic (year-end)	7.25	7.25	7.25
Gross Domestic Product (GDP)	3.50	4.00	3.50

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Guidance

Bradesco’s Outlook for 2013

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	13 to 17%
Individuals	13 to 17%
Companies	13 to 17%
Financial Margin (2)	7 to 11%
Fee and Commission Income	9 to 13%
Operating Expenses (3)	4 to 8%
Insurance Premiums	12 to 15%

(1)     Expanded Loan Portfolio;
(2)     Under current criterion, Guidance for Interest Financial Margin; and
(3)     Administrative and Personnel Expenses.

24	Report on Economic and Financial Analysis – December 2012

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Fourth Quarter of 2012

	R$ million
	4Q12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	11,769	(282)	25	(63)	(817)	-	-	125	10,757	352	11,109
ALL	(3,432)	-	-	-	313	(92)	-	-	(3,210)	-	(3,210)
Gross Income from Financial Intermediation	8,337	(282)	25	(63)	(504)	(92)	-	125	7,546	352	7,899
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,056	-	-	-	-	-	-	-	1,056	(101)	955
Fee and Commission Income	4,569	-	-	-	-	-	107	-	4,675	-	4,675
Personnel Expenses	(3,142)	-	-	-	-	-	-	-	(3,142)	-	(3,142)
Other Administrative Expenses	(3,658)	-	-	-	-	-	(131)	-	(3,789)	34	(3,755)
Tax Expenses	(1,093)	-	-	-	(11)	-	-	(14)	(1,118)	21	(1,098)
Equity in the Earnings (Losses) of Unconsolidated Companies	45	-	-	-	-	-	-	-	45	-	45
Other Operating Income/Expenses	(4,240)	282	(25)	63	515	39	24	-	(3,342)	2,211	(1,130)
Operating Result	1,874	-	-	-	-	(53)	-	111	1,932	2,517	4,449
Non-Operating Result	711	-	-	-	-	53	-	-	764	(793)	(29)
Income Tax / Social Contribution and Non-controlling Interest	309	-	-	-	-	-	-	(111)	198	(1,699)	(1,502)
Net Income	2,893	-	-	-	-	-	-	-	2,893	25	2,918

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)    Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

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Book Income vs. Managerial Income vs. Adjusted Income Statement

Third Quarter of 2012

	R$ million
	3Q12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	13,842	(290)	45	18	(615)	-	-	70	13,070	(2,116)	10,955
ALL	(3,552)	-	-	-	348	(99)	-	-	(3,303)	-	(3,303)
Gross Income from Financial Intermediation	10,290	(290)	45	18	(267)	(99)	-	70	9,767	(2,116)	7,652
Income from Insurance, Pension Plans and Capitalization Bonds (9)	(1,087)	-	-	-	-	-	-	-	(1,087)	2,116	1,029
Fee and Commission Income	4,332	-	-	-	-	-	107	-	4,438	-	4,438
Personnel Expenses	(3,119)	-	-	-	-	-	-	-	(3,119)	-	(3,119)
Other Administrative Expenses	(3,447)	-	-	-	-	-	(118)	-	(3,565)	-	(3,565)
Tax Expenses	(1,021)	-	-	-	(10)	-	-	(8)	(1,038)	-	(1,038)
Equity in the Earnings (Losses) of Unconsolidated Companies	45	-	-	-	-	-	-	-	45	-	45
Other Operating Income/Expenses	(1,639)	290	(45)	(18)	277	20	11	-	(1,105)	52	(1,054)
Operating Result	4,354	-	-	-	-	(79)	-	62	4,337	52	4,388
Non-Operating Result	(99)	-	-	-	-	79	-	-	(20)	-	(20)
Income Tax / Social Contribution and Non-controlling Interest	(1,393)	-	-	-	-	-	-	(62)	(1,455)	(21)	(1,475)
Net Income	2,862	-	-	-	-	-	-	-	2,862	31	2,893

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

26	Report on Economic and Financial Analysis – December 2012

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

2012

	R$ million
	12M12
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	47,690	(1,029)	166	(93)	(2,565)	29	-	1,360	45,558	(1,764)	43,793
ALL	(13,933)	-	-	-	1,268	(350)	-	-	(13,014)	-	(13,014)
Gross Income from Financial Intermediation	33,757	(1,029)	166	(93)	(1,297)	(321)	-	1,360	32,543	(1,764)	30,779
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,798	-	-	-	-	-	-	-	1,798	2,015	3,814
Fee and Commission Income	17,070	-	-	-	-	-	443	-	17,512	-	17,512
Personnel Expenses	(12,186)	-	-	-	-	-	-	-	(12,186)	-	(12,186)
Other Administrative Expenses	(13,717)	-	-	-	-	-	(478)	-	(14,195)	34	(14,162)
Tax Expenses	(4,050)	-	-	-	39	-	-	(149)	(4,160)	21	(4,139)
Equity in the Earnings (Losses) of Unconsolidated Companies	148	-	-	-	-	-	-	-	148	-	148
Other Operating Income/Expenses	(8,985)	1,029	(166)	93	1,258	117	35	-	(6,619)	2,406	(4,214)
Operating Result	13,835	-	-	-	-	(204)	-	1,211	14,842	2,712	17,552
Non-Operating Result	499	-	-	-	-	204	-	-	703	(793)	(89)
Income Tax / Social Contribution and Non-controlling Interest	(2,953)	-	-	-	-	-	-	(1,211)	(4,164)	(1,777)	(5,940)
Net Income	11,381	-	-	-	-	-	-	-	11,381	142	11,523

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Financial Margin” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco	27

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

2011

	R$ million
	12M11
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Financial Margin	40,211	(513)	121	(611)	(1,859)	179	-	1,793	39,321	-	39,321
ALL	(12,083)	-	-	-	1,074	(234)	-	-	(11,243)	1,006	(10,237)
Gross Income from Financial Intermediation	28,128	(513)	121	(611)	(785)	(55)	-	1,793	28,078	1,006	29,084
Income from Insurance, Pension Plans and Capitalization Bonds (9)	3,370	-	-	-	-	-	-	-	3,370	-	3,370
Fee and Commission Income	14,778	-	-	-	-	-	445	-	15,223	-	15,223
Personnel Expenses	(11,560)	-	-	-	-	-	-	-	(11,560)	501	(11,061)
Other Administrative Expenses	(13,018)	-	-	-	-	-	(388)	-	(13,406)	-	(13,406)
Tax Expenses	(3,680)	-	-	-	197	-	-	(194)	(3,677)	11	(3,664)
Equity in the Earnings (Losses) of Unconsolidated Companies	144	-	-	-	-	-	-	-	144	-	144
Other Operating Income/Expenses	(3,535)	513	(121)	611	588	-	(57)	-	(2,001)	(1,402)	(3,401)
Operating Result	14,628	-	-	-	-	(55)	-	1,599	16,172	117	16,289
Non-Operating Result	4	-	-	-	-	55	-	-	60	(58)	3
Income Tax / Social Contribution and Non-controlling Interest	(3,605)	-	-	-	-	-	-	(1,599)	(5,205)	109	(5,094)
Net Income	11,028	-	-	-	-	-	-	-	11,028	170	11,198

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin,” Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses,” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses,” and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Financial Margin;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;” and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(7)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(8)      For more information see page 8 of this chapter; and

(9)      Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

28	Report on Economic and Financial Analysis – December 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 28, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.